Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	October 31, 2015	October 31, 2015	October 31, 2013	October 31, 2013	October 31, 2012
Earnings:
Income from continuing operations before income taxes	$388	$474	$501	$746	$749
Fixed Charges	61	16	12	12	14
Earnings from continuing operations before income taxes, as adjusted	$449	$490	$513	$758	$763
Fixed Charges:
Interest expense	$45	$3	$—	$—	$—
Estimate of interest within rental expense	14	13	12	12	14
Amortization of capitalized expenses related to indebtedness	1	—	—	—	—
Total fixed charges	$61	$16	$12	$12	$14
Ratio of earnings to fixed charges	7.4	30.6	42.8	63.2	54.5